UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

08053495

FORM 11-K

ANNUAL PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number 1-14770

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2007, and December 31, 2006, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2007.

The Plan Financial Statements and Additional Information as of December 31, 2007 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates

By:

Jay A. Lentz, Chairman Retirement Committee — June 27, 2008

Michael J. Massey, Member Retirement Committee — June 27, 2008

Ullrich E. Porzig, Member Retirement Committee — June 27, 2008

Douglas G. Boessen, Member Retirement Committee — June 27, 2008

Edward J. Schloesslin, Member Retirement Committee — June 27, 2008

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143699 of Collective Brands, Inc. on Form S-8 of our report dated June 27, 2008, appearing in this Annual Report on Form 11-K of Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates for the year ended December 31, 2007.

Deloitte & Touche LLP

Kansas City, Missouri
June 27, 2008

EXHIBIT A

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Payless ShoeSource, Inc.
Profit Sharing Plan for
Puerto Rico Associates

Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Management Committee of
the Payless ShoeSource, Inc. Profit Sharing Plan for
Puerto Rico Associates:

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
June 27, 2008

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Investments at fair value (Note 3)	$ 2,208,482	$ 2,040,668
Receivables:		
Employer contributions	59,272	78,757
Employee contributions	5,008	8,797
Total assets	2,272,762	2,128,222
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,272,762	2,128,222
Adjustments from fair value to contract value for fully benefit-responsive investment contacts	(4,593)	7,249
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,268,169	$ 2,135,471

See notes to financial statements.

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2007

ADDITIONS:	
Investment income:	
Interest	$ 19,509
Dividends	18,598
Net depreciation in fair value of investments	(44,423)
Contributions:	
Employee contributions	261,324
Employer contributions	59,272
Total additions	314,280
DEDUCTIONS:	
Benefits paid to participants	179,310
Administrative expenses	2,272
Total deductions	181,582
INCREASE IN NET ASSETS	132,698
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	2,135,471
End of year	$ 2,268,169

See notes to financial statements.

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource of Puerto Rico, Inc. ("Payless" or the "Company"). A Full-Time Associate, as defined by the Plan, is eligible to make contributions following the completion of 60 days of employment by the Company and attaining the age of 21. The Full-Time Associate must complete 6 months of service to receive an allocation of the Company match. A Part-Time Associate, as defined by the Plan, earns eligibility upon completion of one year of service and attaining the age of 21. The Plan is administered by a management committee appointed by the Compensation, Nominating and Governance Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Ameriprise Financial Trust Company, formerly American Express Trust Company, served as the custodian of the Plan and Banco Popular serves as the trustee of the Plan. Effective April 1, 2007, Wachovia Bank, National Association became the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 10% of their pay, as defined by the Plan. This percentage is subject to change from time-to-time under applicable Puerto Rico law. Each eligible participant shall be automatically enrolled and be deemed to have elected to make a 3% contribution unless the participant elects otherwise. The Company matching contribution is discretionary, as defined by the Plan. Effective for the 2007 Plan year, the Company match is based on the greater of $.25 on the dollar of participants' contributions up to 5% of pay or 2.5% of net profits, as defined by the Plan, until determined otherwise by the Board of Directors. At the discretion of the Board of Directors, the 2007 contribution was determined to be $59,272. The Company matching contribution is allocated in proportion to the amount that each participant's contributions for the plan year, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions up to 5% of such participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers eight common/collective trust funds, eleven mutual funds and a Company stock fund for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Participants vest in company contributions and earnings on company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans – Participants may borrow from their vested fund account balance. The minimum loan available is $1,000. The maximum loan available is the lesser of 1/2 of the vested balance or $50,000 reduced by the largest loan balance in the prior 12 months. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2007 and 2006 forfeited nonvested accounts totaled $1,366 and $1,364, respectively. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts. The balance, if any, is added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. For Plan year 2007, $1,366 will be allocated with the 2007 Company match in 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimate - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments in mutual funds are stated at fair value. Quoted market prices are used to value the mutual funds. Investment in the company stock fund is stated at estimated fair value, which has been determined by the custodian and based on the fair market value of the underlying investments within the fund. The company stock fund is a unitized fund specific to the Plan. The company stock fund is made up of company common stock and a money market fund. Common collective trust funds are stated at estimated fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. The RiverSource Trust Income Fund II is a common collective trust fund with underlying investments in investment contracts and is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Individual participant accounts invested in the company stock fund and the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balances, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Adoption of new Accounting Guidance— In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), *Fair Value Measurements*. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management is currently evaluating the effect that this statement will have on the Plan's financial statements, but does not believe that it will have a material effect on the statements of net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006, are as follows.

	2007	2006
RiverSource Trust Income Fund II	$ 1,293,005	$ 1,172,982
Payless Company Stock Fund	124,507	278,628
Participant Loans	253,117	250,858
RiverSource Trust Equity Index Fund I	138,944	145,096

During the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common/Collective Trust Funds	$ 63,886
Mutual Funds	7,969
Payless Company Stock Fund	(116,278)
	$ (44,423)

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by Ameriprise Financial Trust Company. Ameriprise Financial Trust Company was the custodian, as defined by the Plan, through March 31, 2007 and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in units of a company stock fund that invests in shares of Payless common stock. Payless is the Plan sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7. FEDERAL INCOME TAX STATUS

The Puerto Rico Treasury Department has determined and informed the Company by a letter dated October 24, 2007, that the Plan and related trust are designed in accordance with applicable regulations of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, per the financial statements to the Form 5500.

	2007	2006
Net assets available for benefits per the financial statements	$ 2,268,169	$ 2,135,471
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,593	(7,249)
Net assets available for benefits per the Form 5500	$ 2,272,762	$ 2,128,222
Increase in net assets per the financial statements	$ 132,698	
Change in fair value for fully benefit-responsive investment contracts	11,842	
Increase in net assets per Form 5500	$ 144,540	

9. SUBSEQUENT EVENTS

Effective January 1, 2008, the Plan Administrator will not restore a reemployed participant's account balance if the participant has incurred a forfeiture break in service or terminates employment with the Company prior to the last day of the plan year in which the participant was reemployed.

Effective March 1, 2008, all employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year, are eligible to make catch-up contributions in accordance with, and subject to the limitation specified under the Puerto Rico Law, as amended.

* * * * * *

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	RiverSource Trust Income Fund II	Common/Collective Trust Fund 46,145 units	$ 1,293,005
*	RiverSource Trust Equity Index Fund I	Common/Collective Trust Fund 2,925 units	138,944
	PIMCO Total Return Fund	Mutual Fund 3,476 shares	38,796
	Schwab Managed Retirement Trust Fund 2045	Common/Collective Trust Fund 79 units	776
	Schwab Managed Retirement Trust Fund 2035	Common/Collective Trust Fund 3,979 units	40,667
	Schwab Managed Retirement Trust Fund 2020	Common/Collective Trust Fund 3,339 units	58,438
	Schwab Managed Retirement Trust Fund 2030	Common/Collective Trust Fund 1,605 units	30,308
	Schwab Managed Retirement Trust Fund 2050	Common/Collective Trust Fund 39 units	390
	Schwab Managed Retirement Trust Fund 2040	Common/Collective Trust Fund 1,417 units	27,415
	Morgan Stanley - Mid Cap Growth	Mutual Fund 1,000 shares	33,324
	Oakmark Equity and Income Fund Class I	Mutual Fund 488 shares	13,121
	American Growth Fund of America	Mutual Fund 1,294 shares	43,673
	T. Rowe Price Equity Income Fund	Mutual Fund 1,258 shares	35,270

(continued)

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	Artisan International Fund	Mutual Fund 1,684 shares	50,331
	Alllianz NFJ Small-Cap Value Fund	Mutual Fund 84 shares	2,484
	Vanguard Total International Stock Index Fund	Mutual Fund 143 shares	2,842
	Brown Capital Management Small Company Fund	Mutual Fund 174 shares	6,227
	Dodge & Cox International Stock Fund	Mutual Fund 163 shares	7,487
	JP Morgan Mid Cap Value Fund	Mutual Fund 302 shares	7,360
*	Payless Company Stock Fund:		
	Riversource Trust Money Market Fund	Money Market Fund 3,351 shares	3,351
	Collective Brands, Inc. Common Stock	Common Stock 6,967 shares	121,156
*	Participant Loans	Participant loans (maturity dates through October 2033 at interest rates from 5.0% to 9.25%)	253,117
			$ 2,208,482

* Party-in-interest.

(concluded)

END